UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended  December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE  ACT OF 1934

For the transition period from                    to

Commission File Number: 001-10284

A.           Full title of the plan and the address of the plan, if different  from that of the issuer named below:

The Allied Irish Bank Capital Accumulation Retirement Plan and Trust

c/o Allied Irish Bank
450 Park Avenue
New York, New York 10022

B:             Name of issuer of the securities held  pursuant to the plan and the address of its principal executive office:

Allied Irish Banks, p.l.c.

Bankcentre
Ballsbridge
Dublin 4, Ireland

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

*                 Schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Pension Committee
The Allied Irish Bank Capital Accumulation Retirement Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in note 1, there are a number of material economic, political and market risks and uncertainties that impact the Irish banking system, including the Plan Sponsor’s continued ability to access funding from the Eurosystem and the Irish Central Bank to meet its liquidity requirements, that raise substantial doubt about the Plan Sponsor’s ability to continue as a going concern.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, line 4i — Schedule of Assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York

June 28, 2011

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Net Assets Available for Plan Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value (note 3):
American Depository Receipts of Allied Irish Banks, p.l.c.	$124,242	357,380
Mutual funds	20,667,967	17,166,318
Common collective trust funds	8,079,589	6,927,860
	28,871,798	24,451,558
Loans receivable from participants	232,202	293,075
Net assets available for plan benefits before adjustment	29,104,000	24,744,633
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(221,898)	(151,902)
Net assets available for plan benefits	$28,882,102	24,592,731

See accompanying notes to financial statements.

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments (note 3)	$2,165,190	4,048,410
Dividends	630,093	464,248
Total investment income	2,795,283	4,512,658
Interest income on loans receivable from participants	13,404	17,792
Contributions:
Employer contributions	765,673	975,444
Participant contributions	1,512,736	1,759,068
Total contributions	2,278,409	2,734,512
Total additions	5,087,096	7,264,962
Deductions from net assets attributed to:
Benefits paid to participants	797,164	1,053,441
Administrative expenses	561	443
Total deductions	797,725	1,053,884
Net increase	4,289,371	6,211,078
Net assets available for plan benefits at:
Beginning of year	24,592,731	18,381,653
End of year	$28,882,102	24,592,731

See accompanying notes to financial statements.

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(1)                     Description of the Plan

The following brief description of The Allied Irish Bank Capital Accumulation Retirement Plan and Trust (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)                      General

The Plan was established on January 24, 2003 as a spin-off from the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust. The Plan is a defined contribution plan covering employees of Allied Irish Bank (the Bank), a subsidiary of Allied Irish Banks, p.l.c. (the Plan Sponsor or the Company), which covers certain of its affiliates located in the United States. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan Sponsor’s financial statements for the year ended December 31, 2010 included an emphasis of matter for doubt about going concern in the Report of the Independent Registered Public Accounting Firm. As discussed in the Plan Sponsor’s accounting policies under ‘basis of preparation — going concern’, there are a number of material economic, political and market risks and uncertainties that impact the Irish banking system, including the Plan Sponsor’s continued ability to access funding from the Eurosystem and the Irish Central Bank to meet its liquidity requirements, that raise substantial doubt about the Company’s ability to continue as a going concern. Plan management does not expect the financial situation of the Plan Sponsor to have any impact on the Plan in the foreseeable future. The assets of the Plan are managed by T. Rowe Price who serves as the trustee of the Plan.

(b)                      Eligibility

Employees of the Bank and its affiliates are eligible to participate in the Plan upon completing or being scheduled to complete at least 1,000 hours of service during the twelve-month period beginning on the date of hire or during any Plan Year (January 1st through December 31st) that begins after the date of hire.

(c)                       Contributions

Participants may authorize the Bank to reduce their pre-tax compensation each pay period by 1% to 40% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code (generally $16,500 for 2010 and 2009). Catch-up contributions, which are in accordance with Section 414(v) of the Internal Revenue Code (IRC), are also permitted for participants who expect to reach or are over the age of 50 by the Plan year-end up to a maximum of $5,500 for 2010 and 2009, bringing those participants’ statutory maximum contribution limitation to $22,000 for 2010 and 2009. The Bank will make matching contributions to the Plan on behalf of each participant which are based on his or her contributions (excluding catch-up contributions) at a rate of 100% for the first 3% of compensation contributed, and 50% of the next 3% compensation. Eligible compensation is generally based upon W-2 wages, with add-backs for pre-tax deferrals to the Plan and any cafeteria plan or qualified transportation fringe benefit plan maintained by the

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

Bank, and subtractions for reimbursements and other expense allowances (including under a nonaccountable plan, as described in Treasury Regulation Section 1.62-2(c)), fringe benefits (cash and noncash), moving expenses, deferred compensation and welfare benefits. This includes payments made by the Bank within the later of 2 ½ months following a severance from service or the end of the Plan year that includes severance from service.

(d)                      Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make a rollover contribution into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. Such transfers or rollovers to the Plan may only be made with the approval of the Plan Administrator and do not affect any other contributions made by or on behalf of a participant.

(e)                       Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of the Bank’s (matching) contribution and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)                         Vesting

Participants are fully vested in their accrued benefits in all accounts, including employer matching accounts.

(g)                      Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance limited by the highest loan balance in the last 12 months. Most loans must be repaid within five years. If the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period more than five years, the maximum being thirty years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined at the time of borrowing and fixed for the life of the loan. At December 31, 2010 and 2009, there were 30 and 20 individual loans outstanding, respectively, bearing interest rates ranging from 3.25% to 8.25% with maturities up to 30 years. Participant loans are carried at current principal outstanding plus accrued interest at the reporting date.

(h)                      Payment of Benefits

Benefit payments begin at the participant’s election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan’s provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

(i)                         Administrative Expenses

All administrative expenses of the Plan are paid by the Bank, except loan fees and expenses directly related to the management of each fund (such as investment management fees, redemption fees, commissions, and other transaction costs) which is charged against the assets of the total applicable fund to which such expenses directly relate. Loans fees are charged to participants borrowing from their accounts.

(2)                     Summary of Accounting Policies

(a)                      Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c)                       Income Recognition

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded when earned.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(e)                       New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Improving Disclosures about Fair Value Measurements (Topic 820) — Fair Value Measurements and Disclosures (ASU 2010-06). This update requires: (a) separate disclosures for significant transfers between level 1 and level 2 and the reasons for the transfers; (b) separate disclosure of purchases, sales, issuances, and settlements in the reconciliation of activity within level 3; (c) the use of judgment in determining the appropriate classes of assets and liabilities; and (d) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 is effective December 31, 2010, except for disclosures about purchases, sales, issuances, and settlements in the rollfoward of activity in Level 3 fair value measurements. Those disclosures are effective for the Plan beginning after

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

December 31, 2010 except for the provisions that are not effective until the year ended December 31, 2011. The Plan is currently evaluating the impact of the provisions of ASU 2010-06 that are not effective until the year ended December 31, 2011 on its financial statements.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting — Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. This guidance, which was effective for the Plan as of December 31, 2010, requires that participant loans be classified as loans receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of this guidance, which was applied retrospectively to all prior periods presented, did not have a material impact on the Plan’s net assets or changes therein.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for plan benefits as of December 31, 2010 and 2009:

	2010	2009
Mutual funds:
T. Rowe Price Retirement 2030 Fund	$1,888,643	1,487,599
T. Rowe Price Growth Stock Fund	1,685,393	1,592,099
T. Rowe Price Small-Cap Stock Fund	1,673,855	1,275,788
Harbor International Fund	3,429,648	3,068,745
PIMCO Total Return Fund	2,020,751	1,385,556
Vanguard Windsor II Admiral	2,346,005	2,334,000

Common collective trust funds:
T. Rowe Price Stable Value Fund*	6,139,235	5,058,397
T. Rowe Price Equity Index Trust	1,940,354	1,869,463

*                 Reported at fair value. Contract value is $5,917,337 and $4,906,495 at December 31, 2010 and 2009, respectively.

In determining fair value, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from independent sources. Unobservable inputs reflect management’s assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The Plan applies a hierarchy to categorize fair value measurements broken down into three levels based on the transparency of inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these financial instruments include cash instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3: Instruments that have little to no pricing observability as of the reported date. These financial instruments are measured using management’s best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The availability of observable inputs can vary and is affected by a wide variety of factors, including the type of financial instrument and market conditions. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

Management uses prices and inputs that are current as of the measurement date. As the observability of prices and inputs may change for a financial instrument from period to period, this condition may cause a transfer of an instrument among the fair value hierarchy levels. Transfers among the levels are recognized at the beginning of each period.

The techniques used to value the Plan’s investments are as follows:

•              For valuations of the mutual funds, the Plan utilizes a market approach wherein the Plan uses the quoted prices in the active market for identical assets. All of the mutual funds are traded in active markets at their net asset value per share. These investments are classified as Level 1 in the fair value hierarchy;

•              For valuations of the American Depository Receipts, the Plan utilizes a market approach wherein the Plan uses the quoted prices in the active market for identical assets. These investments are classified as Level 1 in the fair value hierarchy; and

•              For valuations of the common collective trust funds, the Plan utilizes net asset value reported by each fund as a practical expedient to estimate fair value, of the Plan’s interest therein. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. These investment are classified as Level 2 in the fair value hierarchy.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

One of the common collective trust fund investments is the T. Rowe Price Stable Value Collective Trust Fund (the Trust) whose fair value is based on using the Plan’s ownership interest in the reported net asset value at fair value. The Trust’s one-year total return was 3.89% and 4.04% for 2010 and 2009, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 3.57% at December 31, 2010 and 4.17% at December 31, 2009. Both the one-year total return and the thirty-day effective yield are net of the annual trustee fees. For both 2010 and 2009, the annual trustee fee was 0.45%. The crediting interest rate is calculated on a daily basis.

The Trust is a fully benefit-responsive fund invested primarily in synthetic investment contracts. Synthetic investment contracts are a combination of underlying assets that are held by the Trust and wrap contracts issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions. The issuer of a wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund permitted participant-initiated withdrawals from the Trust. In the event that the issuer of a wrap contract is unable to fulfill its obligation, the Trust may have to recognize the fair value of the underlying assets. These values may be less than contract value and could result in a loss of principal and/or a reduction in earnings for its investors. There are currently no reserves against contract value for credit risk of these contract issuers.

The existence of certain conditions can limit the Trust’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unit holder, tax disqualification of the Trust or a unit holder, and certain Trust amendments if issuers’ consent is not obtained. According to the audited financial statements of the Trust as of December 31, 2010, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unit holder’s interest in the Trust without the need to access investment contracts.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in methodologies used at December 31, 2010 and 2009.

The following table presents the Plan’s fair value hierarchy investments as of December 31, 2010:

	Total
	fair value	Level 1	Level 2	Level 3
ADR’s of Allied Irish Banks, p.l.c.	$124,242	124,242	—	—
Mutual funds:
Large Cap equity fund	4,250,285	4,250,285	—	—
Mid Cap equity funds	1,032,579	1,032,579	—	—
Small Cap equity fund	2,302,974	2,302,974	—	—
International equity fund	3,429,648	3,429,648	—	—
Fixed income fund	8,818,826	8,818,826	—	—
Money market fund	833,655	833,655	—	—
Common collective trust funds:
Guaranteed investment contracts	6,139,235	—	6,139,235	—
S&P 500 index fund	1,940,354	—	1,940,354	—
	$28,871,798	20,792,209	8,079,589	—

The following table presents the Plan’s fair value hierarchy investments as of December 31, 2009:

	Total
	fair value	Level 1	Level 2	Level 3
ADR’s of Allied Irish Banks, p.l.c.	$357,380	357,380	—	—
Mutual funds:
Large Cap equity fund	3,926,100	3,926,100	—	—
Mid Cap equity funds	908,402	908,402	—	—
Small Cap equity fund	1,839,598	1,839,598	—	—
International equity fund	3,068,745	3,068,745	—	—
Fixed income fund	7,043,594	7,043,594	—	—
Money market fund	379,879	379,879	—	—
Common collective trust funds:
Guaranteed investment contracts	5,058,397	—	5,058,397	—
S&P 500 index fund	1,869,463	—	1,869,463	—
	$24,451,558	17,523,698	6,927,860	—

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

For the years ended December 31, 2010 and 2009, the Plan’s investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2010	2009
ADR’s of Allied Irish Banks, p.l.c.	$(300,019)	30,602
Common collective trust funds	233,352	373,181
Mutual funds	2,231,857	3,644,627
Total	$2,165,190	4,048,410

(4)                     Risks and Uncertainties

The Plan offers a number of investment options consisting of ADR’s of Allied Irish Banks, p.l.c. and a variety of investment funds, some of which are common collective trust funds and mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Plan Sponsor, which primarily invests in ADR’s of Allied Irish Banks, p.l.c.

The Plan invests directly or indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(5)                     Related Party Transactions (Parties-in-Interest)

Certain Plan investments are shares of ADR’s of Allied Irish Banks, p.l.c. Allied Irish Banks, p.l.c. is the Plan Sponsor and the ultimate parent of the Bank.

Certain investments of the Plan are shares of funds managed by T. Rowe Price. T. Rowe Price Trust Company is the recordkeeper and a trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

(6)                     Income Tax Status

The Internal Revenue Service (IRS) has determined and informed the Bank by a letter dated November 2, 2007, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving its determination letter from the IRS. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or de-recognize asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.

(7)                     Plan Termination

Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to amend or discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

(8)                     Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net assets available for plan benefits per the financial statement	$28,882,102	24,592,731
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	221,898	151,902
Net assets available for benefits per the Form 5500	$29,104,000	24,744,633

(Continued)

THE ALLIED IRISH BANK
CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Notes to Financial Statements

December 31, 2010 and 2009

The following is a reconciliation of net increase in net assets available for Plan benefits per the financial statements to the Form 5500:

	December 31
	2010	2009
Net increase in net assets available for plan benefits per the financial statements	$4,289,371	6,211,078
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts	(151,902)	39,061
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts	221,898	151,902
Total income in net assets per the Form 5500	$4,359,367	6,402,041

Supplemental Schedule

THE ALLIED IRISH BANK

CAPITAL ACCUMULATION RETIREMENT PLAN AND TRUST

Schedule H, Line 4i — Schedule of Assets (Held At End of Year)

December 31, 2010

			Number of
Identity of issue		Description of investment	shares/units	Current value
*	American Depository Receipts of Allied Irish Banks, p.l.c.	Common stock equivalents	110,021	$124,242
*	T. Rowe Price Retirement 2005 Fund	Mutual fund	20,711	234,859
*	T. Rowe Price Retirement 2010 Fund	Mutual fund	58,203	892,835
*	T. Rowe Price Retirement 2015 Fund	Mutual fund	19,602	233,068
*	T. Rowe Price Retirement 2020 Fund	Mutual fund	32,767	538,683
*	T. Rowe Price Retirement 2025 Fund	Mutual fund	76,586	922,091
*	T. Rowe Price Retirement 2030 Fund	Mutual fund	109,296	1,888,643
*	T. Rowe Price Retirement 2035 Fund	Mutual fund	73,926	904,110
*	T. Rowe Price Retirement 2040 Fund	Mutual fund	52,949	922,378
*	T. Rowe Price Retirement 2045 Fund	Mutual fund	7,688	89,254
*	T. Rowe Price Retirement 2050 Fund	Mutual fund	959	9,343
*	T. Rowe Price Retirement 2055 Fund	Mutual fund	1,816	17,491
*	T. Rowe Price Retirement Income Fund	Mutual fund	11,085	145,320
	Harbor International Fund	Mutual fund	56,542	3,429,648
	PIMCO Total Return Instl.	Mutual fund	186,224	2,020,751
*	T. Rowe Price Growth Stock Fund	Mutual fund	52,423	1,685,393
	Vanguard Windsor II Admiral	Mutual fund	51,493	2,346,005
*	T. Rowe Price Extended Equity Market Index Fund	Mutual fund	13,487	218,887
	Artisan Mid Cap Fund	Mutual fund	13,764	462,894
	Mid-Cap Value Fund	Mutual fund	24,027	569,685
*	T. Rowe Price U.S. Treasury Money Fund	Mutual fund	833,655	833,655
*	T. Rowe Price Small-Cap Stock Fund	Mutual fund	48,616	1,673,855
	Royce Micro-Cap Fund	Mutual fund	35,806	629,119
				20,667,967
*	T. Rowe Price Stable Value Fund	Common collective trust fund	5,917,337	6,139,235
*	T. Rowe Price Equity Index Trust	Common collective trust fund	48,594	1,940,354
				8,079,589
*	Loans receivable from participants	30 loans receivable from participants with interest rates of 3.25% to 8.25% with maturities up to 30 years		232,202
				$29,104,000

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Allied Irish Bank Capital Accumulation
Retirement Plan and Trust

Date: June 28, 2011	By:	/s/ David P. Caulfield

Title: Senior Vice President, Director of HR

INDEX OF EXHIBITS

Exhibit No.	Description	Reference

23.1	Consent of KPMG	Filed herewith